SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 4 )

Hawk Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
420089 10 4
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	420089 10 4	Page	2	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norman C. Harbert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	420089 10 4	Page	3	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harbert Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	420089 10 4	Page	4	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harbert Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	420089 10 4	Page	5	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronald E. Weinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	420089 10 4	Page	6	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Weinberg Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	420089 10 4	Page	7	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Byron S. Krantz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	420089 10 4	Page	8	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Krantz Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	420089 10 4	Page	9	of	12	Pages
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 4 to Schedule 13D (the “Amendment”) is filed by Norman C. Harbert, the Harbert Family Limited Partnership (the “HFLP”), the Harbert Foundation (the “Foundation”), Ronald E. Weinberg, the Weinberg Family Limited Partnership (the “WFLP”), Byron S. Krantz and the Krantz Family Limited Partnership (the “KFLP”) (collectively, the “Reporting Persons”) relating to shares of Class A common stock, par value $0.01 per share, of Hawk Corporation, a Delaware corporation (“Hawk”).
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On December 1, 2010, pursuant to the previously announced Agreement and Plan of Merger, dated October 14, 2010 (the “Merger Agreement”), by and among Carlisle Companies Incorporated, a Delaware corporation (“Carlisle”), HC Corporation, a Delaware corporation and wholly-owned subsidiary of Carlisle (the “Purchaser”), and Hawk Corporation, a Delaware corporation (“Hawk” or the “Company”), Carlisle completed its acquisition of all of the issued and outstanding shares of Hawk’s Class A common stock, par value $0.01 per share, (the “Hawk Common Stock”), including the associated Rights (as defined in the Merger Agreement) (each a “Share” and, collectively, the “Shares”), at a per Share price of $50.00 in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), and described in the Schedule TO filed by the Purchaser and Carlisle with the Securities and Exchange Commission (the “SEC”) on November 1, 2010, as amended. Carlisle’s acquisition of the Shares was structured as a two-step transaction, with the Offer followed by the merger of Merger Sub with and into Hawk in a “short-form” merger under Section 253 of the Delaware General Corporation Law (the “Merger”), with Hawk continuing as the surviving corporation and a wholly-owned subsidiary of Carlisle (the “Surviving Corporation”).
     The offering period of the Offer expired at midnight, New York City time, at the end of the day on Tuesday, November 30, 2010. Based on information provided by the depositary, as of the expiration date, an aggregate of 7,321,448 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 94% of all of the outstanding Shares. The Purchaser accepted for payment and promptly paid the Offer Price to all stockholders of Hawk who validly tendered and did not withdraw Shares pursuant to the Offer.
     Pursuant to the terms of the Tender and Voting Agreements, dated as of October 14, 2010, by and among, Carlisle, the Purchaser and each of Messrs. Weinberg, Harbert and Krantz, the Reporting Persons tendered 2,654,473 Shares of in the Offer.
     Pursuant to the Merger Agreement, the Merger became effective on December 1, 2010 (the “Effective Time”). As a result of the Merger, each issued and outstanding Share not tendered in the Offer (other than the Hawk Common Stock held by Carlisle or its subsidiaries, which have been cancelled, and other than Shares for which appraisal rights are properly demanded and

CUSIP No.	420089 10 4	Page	10	of	12	Pages
perfected in accordance with Delaware law) was converted into the right to receive the Offer Price.
     The Merger Agreement provides that, at the Effective Time, (1) each outstanding unexercised stock option of Hawk’s will fully vest and be cancelled, and (2) each option holder will be entitled to receive from Hawk in settlement of each option a single lump sum payment equal to the net amount of (i) the product of (A) the excess, if any, of the Merger Consideration over the exercise price per share of such option, multiplied by (B) the number of shares subject to such option, less (ii) any income or employment tax required to be withheld. In connection with this provision, Hawk’s option holders, including Messrs. Weinberg and Krantz, entered into letters with Hawk regarding the cancellation of their options at the effective time of the Merger, in accordance with the foregoing provision of the Merger Agreement.
     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Form 8-K filed by Hawk with the SEC on October 19, 2010.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), (b), (c) and (e) are amended and supplemented as follows:
     (a) As a result of the transactions described in Item 4, none of the Reporting Persons beneficially owns any Shares of Hawk Common Stock.
     (b) As a result of the transactions described in Item 4, none of the Reporting Persons beneficially owns any Shares of Hawk Common Stock.
     (c) Except for the tender and acceptance of the Shares in the Offer and the cancellation of the options in the Merger, none of the Reporting Persons has effected any transactions in Hawk Common Stock in the past sixty days.
     (e) As a result of the Offer and the Merger, the Reporting Persons ceased to be the beneficial owner of more than 5% of Hawk Common Stock on December 1, 2010.
Item 7. Material to be Filed as Exhibits.
     7.1     Joint Filing Agreement

CUSIP No.	420089 10 4	Page	11	of	12	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 10, 2010

/s/ Norman C. Harbert
Norman C. Harbert, Individually

Harbert Family Limited Partnership
/s/ Norman C. Harbert
Norman C. Harbert, managing general partner

Harbert Foundation
/s/ Norman C. Harbert
Norman C. Harbert, chairman

/s/ Ronald E. Weinberg
Ronald E. Weinberg, Individually

Weinberg Family Limited Partnership
/s/ Ronald E. Weinberg
Ronald E. Weinberg, managing general partner

/s/ Byron S. Krantz
Byron S. Krantz, Individually

Krantz Family Limited Partnership
/s/ Byron S. Krantz
Byron S. Krantz, managing general partner

Page 11 of 13 Pages

CUSIP No.	420089 10 4	Page	12	of	12	Pages
EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement